LG Electronics Inc.

82-3857



05009469

Block Listing Announcement

SUPPL

We have applied with the U.K. Listing Authority and London Stock Exchange, for a block listing of up to 34,371,984 Global Depository Shares (GDS), each representing one half of one preferred Share in LG Electronics Inc. (par value KRW 5,000 per share)

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